Exhibit 99.65
News Release
Theratechnologies receives a motion of authorization
to institute a class action
Montréal, Canada — July 26, 2010 - Theratechnologies (TSX: TH) announced today that it has received from 121851 Canada Inc., formerly a shareholder of the Company, a motion of authorization to institute a class action against the Company and certain of its executive officers. This motion was filed in the Superior Court of Quebec, district of Montreal. This person intends to initiate a class action to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This person alleges that Theratechnologies did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose a material change. Theratechnologies is of the view that the allegations contained in the motion are frivolous and entirely without merit and intends to take all appropriate actions to vigorously defend its position.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.

Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514-336-7800 x 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com